February 22, 2007

Lou R. Kling, Esq.
Howard L. Ellin, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

> **Re: Registration Statement on Form S-4/A**
> **File No. 333-140001**
> **Filed February 6, 2007**
> **Schedules TO-T/A; File No. 5-47839**
> **Filed February 6-14, 2007 by Express Scripts, Inc.**

Gentlemen:

        We have reviewed your responses to our comments and your amended filings. We have the following comments. Where indicated, we think you should revise your documents in response to these comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Please be advised that we may also have additional comments after reviewing your responses. Please feel welcome to contact us at the telephone number listed at the end of this letter.

Form S-4/A

Exchange of Shares of Caremark Common Stock…, page 7

1. We note page 37 has been amended to fully comport with the requirements of prompt payment under Rule 14e-1(c). The information under this heading, however, still provides that shares of Caremark will be exchanged or returned as promptly as practicable after the expiration of the tender offer. Please revise as the disclosure to remove the implication Express Scripts does not intend to promptly return the tendered securities.

Conditions of the Offer, page 52

2. In view of the existence of a financing condition, we are continuing to evaluate the response to prior comment number 9. Please confirm Express Scripts' understanding that this comment has not yet been resolved.

3. We note the response to prior comment number ten. Please revise the Form S-4 to remove the implication that Express Scripts reserves the right to conduct an illusory offer.

Where You Can Find More Information, page 96

4. The Form S-4 incorporates Caremark's Form 10-K filed March 2, 2006, except for the report of Caremark's independent public accountants contained therein. Because exemptive relief from Rule 437 has not been granted, please confirm that Express Scripts will not expressly or implicitly disclaim liability for the Caremark financial statements.

5. If Express Scripts is unable to receive the cooperation from Caremark and consent from their independent accountant following the best efforts to obtain such cooperation and consent, please submit a written request for a waiver of the consent pursuant to Rule 437 of Regulation C. The request should be directed to the Office of the Chief Accountant of the Division of Corporation Finance, and should, at a minimum, include the following:

   - an original, manually signed affidavit in the request documenting the specific actions to obtain Caremark's cooperation as well as the auditor's consent; and
   - all correspondence evidencing the attempt to obtain such consent.

   If the request for a waiver is accepted, please confirm Express Scripts will disclose, without naming the auditor, that although an audit report was issued on Caremark's financial statements and included in the corresponding Form 10-K, the auditor has not permitted use of their report in the registration statement.

Closing Comments

As appropriate, please amend the registration statement and/or Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.

You may contact me on any questions regarding the comments at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions